                                                                                              EXHIBIT 99.1
                                        CONSECO, INC. AND SUBSIDIARIES
                                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                 for the nine months ended September 30, 1994
                                (Dollars in millions, except per share amounts)
                                                  (unaudited)

                                                                              Pro Forma
                                                                        Adjustments Reflecting
                                                                         Transactions Related
                                                                           to Investment in:
                                        Conseco     Statesman   -------------------------------------    Pro Forma
                                      as Reported  as Reported  Statesman(A)    WNC (B)       BLH (C)      Total
                                      -----------  -----------  ------------    -------       -------      -----
Revenues:
  Insurance policy income              $  954.2      $ 40.3     $  (.3) (1)                  $ (.1)(20)   $  994.1
    Investment activity:
    Net investment income                 213.0       247.6        (.5) (2)                     .8 (20)      460.1
                                                                   (.8) (2)
    Net trading losses                     (3.6)                                                              (3.6)
    Net realized gains (losses)           (17.4)        4.9       (4.0) (2)                    4.6 (20)      (11.9)
  Equity in earnings of CCP
    Insurance, Inc.                        22.2                    (.2) (2)                                   22.0
  Equity in earnings of Western
    National Corporation                   38.9                                (11.1) (12)                    27.8
  Fee revenue                              42.5                                                               42.5
  Restructuring income                     65.3                                (65.3) (13)                      -
  Other income                             12.9         4.3                                                   17.2
                                        -------       -----       ----         -----          ----         -------

        Total revenues                  1,328.0       297.1       (5.8)        (76.4)          5.3         1,548.2
                                        -------       -----       ----         -----          ----         -------

Benefits and expenses:
  Insurance policy benefits               680.1        16.7                                                  696.8
  Change in future policy benefits         31.5         7.8                                     .8 (20)       40.1
  Interest expense on annuities and
    financial products                     51.9       160.5                                                  212.4
  Interest expense on long-term debt       37.4         6.7       16.9 (3)      (1.3) (14)      .5 (20)       60.2
  Interest expense on investment
    borrowings                              6.2                                                                6.2
  Amortization related to operations       95.3        29.6        2.3 (1)                     4.9 (20)      135.6
                                                                   3.5 (4)
  Amortization related to realized gains   (2.6)        2.8       (2.1)(5)                      .7 (20)       (1.2)
  Other operating costs and expenses      152.4        32.9       (7.2)(6)                    (2.8)(20)      175.3
                                        -------       -----       ----         -----          ----         -------

        Total benefits and expenses     1,052.2       257.0       13.4          (1.3)          4.1         1,325.4
                                        -------       -----       ----         -----          ----         -------
        Income before income taxes,
         minority interest and
         extraordinary charge             275.8        40.1      (19.2)        (75.1)          1.2           222.8

Income tax expense                         85.1        14.2       (7.1) (7)    (22.0) (18)      .5 (20)       70.7
                                        -------       -----       ----         -----          ----         -------

                                                (Continued on following page)

                                         The accompanying notes are an integral part
                                    of the pro forma consolidated statement of operations.
/TABLE

                                         CONSECO, INC. AND SUBSIDIARIES

                                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS, continued
                                    for the nine months ended September 30, 1994
                                   (Dollars in millions, except per share amounts)
                                                    (unaudited)

                                                                              Pro Forma
                                                                        Adjustments Reflecting
                                                                         Transactions Related
                                                                           to Investment in:
                                        Conseco     Statesman   -------------------------------------    Pro Forma
                                      as Reported  as Reported  Statesman(A)    WNC (B)       BLH (C)      Total
                                      -----------  -----------  ------------    -------       -------      -----
    Income before minority interest
      and extraordinary charge          190.7         25.9         (12.1)        (53.1)         .7         152.1

Less minority interest                   38.2          6.8           1.0 (8)                                50.4
                                                                     2.5 (9)
                                                                    (1.6)(10)
                                                                     3.5 (11)
                                       ------        -----        ------        ------        ----        ------
      Income before extraordinary
         charge                        $152.5        $19.1        $(17.5)       $(53.1)       $ .7        $101.7
                                       ======        =====        ======        ======        ====        ======

Earnings before extraordinary
  charge per common share and
  common equivalent share:

    Primary:
      Weighted average shares      26,850,000                                                         26,850,000
                                   ==========                                                         ==========
      Earnings before
        extraordinary charge            $5.16                                                              $3.27
                                        =====                                                              =====

    Fully diluted:
      Weighted average shares      31,360,000                                                         31,360,000
                                   ==========                                                         ==========
      Earnings before
        extraordinary charge            $4.87                                                              $3.25
                                        =====                                                              =====














                                           The accompanying notes are an integral part
                                      of the pro forma consolidated statement of operations.

                         CONSECO, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      for the year ended December 31, 1993
                 (Dollars in millions, except per share amounts)
                                   (unaudited)

                                                                                     Pro Forma
                                                                               Adjustments Reflecting
                                                                                Transactions Related
                                                                                 to Investment in:
                                        Conseco     Statesman   ---------------------------------------------------      Pro Forma
                                      as Reported  as Reported  Statesman(A)    WNC (B)       BLH (C)       CCP (D)        Total
                                      -----------  -----------  ------------    -------       -------       -------        -----
Revenues:
  Insurance policy income               $1,293.8      $50.0       ($.4) (1)   $(20.8)(15)    $   (.3)(20)    $ -          $1,322.3
    Investment activity:
    Net investment income                  896.2      298.9        (.2) (2)   (610.1)(15)       (5.4)(19)    (1.6)(26)       577.1
                                                                  (1.1) (2)                       .4 (20)
    Net trading income                      93.1                               (49.6)(15)        1.4 (20)                     44.9
    Net realized gains                     149.5       24.8      (13.0) (2)    (92.7)(15)        8.1 (20)                     76.7
  Equity in earnings of CCP
    Insurance, Inc.                         37.4                   (.2) (2)                                   2.7 (27)        39.9
  Equity in earnings of Western
    National Corporation                     -                                 130.0 (15)                                     47.4
                                                                               (82.6)(16)
  Gain on sale of Bankers Life
    Holding Corporation                    101.5                                              (101.5)(21)                      -
  Incentive earnings allocation
    from the Partnership                    36.6                                               (36.6)(21)                      -
  Fee revenue                               26.5                               12.7 (15)                                      41.5
                                                                                2.3 (17)
  Other income                               1.4       5.5                                                                     6.9
                                         -------     -----       -----       ------          ------           ---          -------
        Total revenues                   2,636.0     379.2       (14.9)      (710.8)         (133.9)          1.1          2,156.7
                                         -------     -----       -----       ------          ------           ---          -------
Benefits and expenses:
  Insurance policy benefits              1,007.8      25.6                   (101.9)(15)        (.2)(20)                     931.3
  Change in future policy benefits          60.0       6.1                    (19.3)(15)       (3.2)(20)                      43.6
  Interest expense on annuities and
    financial products                     408.5     195.9                   (333.1)(15)                                     271.3
  Interest expense on long-term debt        58.0       6.1        25.7 (3)    (11.0)(14)         .2 (20)                      86.2
                                                                                               (1.5)(22)
                                                                                                8.7 (23)
  Interest expense on investment
    borrowings                              10.6                               (6.2)(15)                                       4.4
  Amortization related to operations       140.2      31.7         4.4 (1)    (15.5)(15)        9.5 (20)                     174.9
                                                                   4.6 (4)
  Amortization and change in future
    policy benefits related to
    realized gains                         126.3       9.8        (3.2)(5)    (84.3)(15)        5.6 (20)                      54.2
  Other operating costs and expenses       214.4      35.5                      4.3 (15)         .9 (20)                     255.1
                                         -------     -----       -----       ------          ------           ---          -------
        Total benefits and expenses      2,025.8     310.7        31.5       (567.0)           20.0            -           1,821.0
                                         -------     -----       -----       ------          ------           ---          -------
        Income before income taxes,
          minority interest and
          extraordinary charge             610.2      68.5       (46.4)      (143.8)        (153.9)           1.1           335.7

Income tax expense                         223.1      22.5       (13.5) (7)   (74.5)(15)       2.4 (20)       (.4)(28)      108.0
                                                                                8.0 (18)     (59.6)(24)
                                         -------     -----       -----       ------          ------           ---          -------



                          (Continued on following page)

                  The accompanying notes are an integral part
             of the pro forma consolidated statement of operations.

                         CONSECO, INC. AND SUBSIDIARIES

            PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS, continued
                      for the year ended December 31, 1993
                 (Dollars in millions, except per share amounts)
                                   (unaudited)

                                                                                     Pro Forma
                                                                               Adjustments Reflecting
                                                                                Transactions Related
                                                                                 to Investment in:
                                        Conseco     Statesman   ---------------------------------------------------      Pro Forma
                                      as Reported  as Reported  Statesman(A)    WNC (B)       BLH (C)       CCP (D)        Total
                                      -----------  -----------  ------------    -------       -------       -------        -----

      Income before taxes, minority
        interest and extraordinary
        charge                            387.1       46.0       (32.9)       (77.3)          (96.7)          1.5            227.7

Less minority interest                     78.2        8.8        (1.6) (8)                   (21.9)(25)                      65.5
                                                                  (2.1) (10)
                                                                   4.1  (11)
                                         ------     ------      ------       ------          ------          ----           ------
      Income before extraordinary
        charge                           $308.9     $ 37.2      $(33.3)      $(77.3)         $(74.8)         $1.5           $162.2
                                         ======     ======      ======       ======          ======          ====           ======
Earnings before extraordinary
  charge per common share
  and common equivalent share:

  Primary:
    Weighted average shares          29,245,000                                                                         29,245,000
                                     ==========                                                                         ==========
    Earnings before
      extraordinary charge                $9.86                                                                              $4.84
                                          =====                                                                              =====
  Fully diluted:
    Weighted average shares          33,495,000                                                                         33,495,000
                                     ==========                                                                         ==========
    Earnings before
      extraordinary charge                $9.12                                                                              $4.74
                                          =====                                                                              =====
















                  The accompanying notes are an integral part
             of the pro forma consolidated statement of operations.

BASIS OF PRESENTATION

     The unaudited pro forma consolidated statements of operations of Conseco, Inc. ("Conseco" or the "Company") are presented as if the following transactions had all occurred on January 1, 1993: (1) the acquisition (the "Acquisition") of The Statesman Group, Inc. ("Statesman") by Conseco Capital Partners II, L.P. ("CCP II") (as described below and reported in the filing under Form 8-K dated September 29, 1994); (2) the initial public offering of Western National Corporation ("WNC") (as described below and reported in the filing under Form 8-K dated February 15, 1994); (3) the initial public offering of Bankers Life Holding Corporation ("BLH") and the purchase of additional shares of common stock of BLH by Conseco (as described below and reported in filings under Form 8-K dated November 9, 1992 and September 30, 1993) and (4) the public offering of CCP Insurance, Inc. ("CCP Insurance") and the purchase of additional shares of common stock of CCP Insurance by Conseco (as described below and reported in the filing under Form 8-K dated September 30, 1993).


     The pro forma consolidated financial statements are based on the historical financial statements of Conseco, Statesman, WNC, BLH and CCP Insurance and should be read in conjunction with the financial statements and notes of those companies. The pro forma data are not necessarily indicative of the results of operations of Conseco had those transactions occurred on January 1, 1993, nor the results of future operations, nor do they reflect changes that might have resulted from the current management of the companies throughout the entire period. Certain amounts from the prior periods have been reclassified to conform to the current presentation in the consolidated statement of operations for the nine months ended September 30, 1994, included in the Company's Form 10-Q for the nine months ended September 30, 1994.

PRO FORMA ADJUSTMENTS

(A)  Transactions Relating to the Acquisition of Statesman

     On September 29, 1994, CCP II, a Delaware limited partnership, completed the Acquisition of Statesman. After the Acquisition and related financing transactions, CCP II owns approximately 80 percent of the outstanding shares of Statesman's common stock. Conseco formed CCP II in February 1994 with several other investors for the purpose of investing in acquisitions of annuity, life and accident and health insurance companies and related businesses. Conseco Partnership Management, Inc., a wholly owned subsidiary of Conseco, is the sole general partner of CCP II. Because a subsidiary of Conseco is the sole general partner of CCP II, Conseco controls CCP II and Statesman. Accordingly, Conseco's consolidated financial statements include the accounts of CCP II and Statesman. Conseco, through its direct investment and through its equity interest in the investments made by BLH, CCP Insurance and WNC, has a 27 percent ownership interest in Statesman. The remaining 73 percent ownership interest in Statesman is described as the "Statesman Minority Interest."

     The Acquisition was consummated pursuant to an Agreement and Plan of Merger dated May 1, 1994, providing for the merger of Statesman with a subsidiary of CCP II. Statesman's former stockholders received $15.25 in cash per common equivalent share plus a contingent payment right to receive up to another $2.00 in cash per common equivalent share ("the Contingent Consideration") based on the outcome of Statesman's pending litigation against the U.S. Government concerning Statesman's former savings bank subsidiary (the "Government Litigation").

     The Acquisition and related transactions were funded with: (i) $45.0 million of cash contributions made to CCP II by its partners (including $7.2 million provided by wholly owned subsidiaries of Conseco, $1.8 million by BLH, $1.8 million by CCP Insurance and $3.6 million by WNC), (ii) $57.0 million in cash from the sale in a private placement of the payment-in-kind preferred stock of Statesman (the "Statesman PIK Preferred Stock") (including $25.9 million purchased by BLH and $24.0 million purchased by CCP Insurance), (iii) $150.0 million in cash from the sale in a public offering by ALHC Merger Corporation, a subsidiary of CCP II which was merged into American Life Holding Company ("ALHC"), a wholly owned subsidiary of Statesman, of its 11-1/4% Senior Subordinated Notes due 2004 (the "ALHC Senior Subordinated Notes") and (iv) $200.0 million in cash from a senior secured loan (the "ALHC Senior Term Loan") obtained by ALHC Merger Corporation (collectively referred to herein as the "Statesman Financing"). The sources and uses of this financing are summarized below (dollars in millions).

   Sources of Funds:
     ALHC Senior Term Loan:
       Borrowed upon closing of the Acquisition                    $170.0
       Borrowed upon determination of Government Litigation          30.0   (i)
     ALHC Senior Subordinated Notes                                 150.0
     Statesman PIK Preferred Stock                                   57.0
     Common equity contribution from CCP II                          45.0
                                                                   ------

            Total sources                                          $452.0
                                                                   ======
   Uses of Funds:
     Payment of cash consideration to acquire Statesman            $314.1   (ii)
     Payment upon determination of Government Litigation             30.1   (i)
     Repayment of bank indebtedness of a subsidiary of Statesman     55.5   (iii)
     Transaction fees and expenses                                   14.8
     Purchase of surplus note from American Life and Casualty
       Insurance Company ("American Life"), Statesman's
       principal operating subsidiary                                24.0
     Cash retained                                                   13.5
                                                                   ------
            Total uses                                             $452.0
                                                                   ======


(i) In the event of an unfavorable determination of the Government Litigation, $30.1 million would be paid to the holders of Statesman's 1988 Series I and II Preferred Stock $1 Par (the "Statesman 1988 Series Preferred Stock"), which is currently held by the U.S. Government. In the event of a favorable determination of this litigation, the same amount, representing a portion of the Contingent Consideration, would be paid to the other former stockholders of Statesman.

(ii) This amount assumes conversion of all outstanding 6-1/4% Convertible Subordinated Debentures due 2003 of Statesman (the "Convertible Debentures"), which are convertible into an aggregate of 4,528,125 shares of Statesman common stock. To the extent that any holders of the Convertible Debentures do not convert such securities, the proceeds which would have been used to pay such holders will be held in escrow until the Convertible Debentures are converted by the holders thereof, are redeemed by Statesman, or mature.

(iii)A subsidiary of Statesman was the borrower under a credit facility with an outstanding balance of $55.5 million at the Acquisition date. The outstanding balance under this facility was repaid with a portion of the proceeds from the Statesman Financing.

     The pro forma adjustments are applied to the historical consolidated statements of operations of Conseco and Statesman to account for the Acquisition using the purchase method of accounting. Under purchase accounting, the total purchase cost of Statesman will be allocated to the assets and liabilities acquired based on their relative fair values as of the date of acquisition, with any excess of the total purchase cost over the fair value of the assets acquired less the fair value of the liabilities assumed recorded as goodwill. The cost allocations will be based on appraisals and other studies, which are not yet completed. Accordingly, the final allocations will be different from the amounts included in Conseco's consolidated balance sheet at September 30, 1994, as filed in the Registrant's Form 10-Q for the quarterly period ended September 30, 1994. Although the final allocations will differ, the pro forma consolidated statement of operations reflects management's best estimate based on currently available information.

     Adjustments to give effect to the Acquisition and related transactions are summarized as follows:

     (1) Amortization of deferred acquisition costs and the recognition of deferred revenues for policies sold by Statesman prior to January 1, 1993, are replaced with the amortization of cost of policies purchased (amortized in relation to estimated profits on the policies purchased with interest equal to the liability or contract rates ranging from 5.3% to 8.2%).

     (2) Net investment income and net realized gains of Statesman are adjusted to include the effect of the restatement of (i) fixed maturities, (ii) mortgage loan investments and (iii) interest rate swap and collar agreements to estimated fair value as of January 1, 1993, the assumed date of the Acquisition. The reported value and estimated fair value of fixed maturities, mortgage loan investments and interest rate swap and collar agreements as of January 1, 1993, are as follows (dollars in millions):

                                                           Reported      Estimated
                                                             Value       Fair Value
                                                             -----       ----------
            Fixed maturities                              $2,910.6        $2,980.0
            Mortgage loan investments                         87.1            88.2
            Interest rate swap and collar agreements           (.7)           (7.5)

         In addition, net investment income is reduced to reflect the reduction in short-term investments in connection with the purchase of investments in CCP II and the Statesman PIK Preferred Stock by Conseco and its consolidated subsidiaries. Additionally, equity in earnings of CCP Insurance is reduced to reflect the reduction in net investment income as a result of its investment in CCP II and the Statesman PIK Preferred Stock.

         No additional investment income is assumed to be earned on the cash retained from the proceeds of the Statesman Financing after payment of the costs of the Acquisition and related transactions. Pro forma net realized gain (loss) represents the difference between (i) the actual proceeds from the sales of investments and (ii) the fair value of the investments as of the assumed date of the Acquisition, adjusted for the accretion of discount or premium based on the new cost basis.

     (3) Interest expense is adjusted to reflect the following transactions as if they occurred as of the assumed date of the Acquisition:

                                                                                         Nine Months
                                                                   Year Ended               Ended
                                                               December 31, 1993     September 30, 1994
                                                               -----------------     ------------------
          Use of proceeds to repay certain indebtedness            $(2.2)                  $(3.1)
          The assumed conversion of all of the
            Convertible Debentures                                  (3.1)                   (3.4)
          The borrowings under the ALHC Senior
            Term Loan (i)                                           13.0                     9.7
          The issuance of the ALHC Senior
            Subordinated Notes (ii)                                 16.9                    12.7
          Amortization of debt issuance costs (iii)                  1.1                     1.0
                                                                   -----                   -----
                                                                   $25.7                   $16.9
                                                                   =====                   =====

           (i) Based on borrowings of $170.0 million ($130.0 million at an assumed interest rate of 7.5% and $40.0 million at an assumed interest rate of 8.0%).

          (ii) Based on a principal amount of $150.0 million at an interest rate of 11.25%.
          (iii) Based on debt issuance costs of $6.8 million and $8.0 million related to the ALHC Senior Subordinated Notes and the ALHC Senior Term Loan, respectively, which are amortized at a level yield over the term of such debt.

           A change in interest rates on the ALHC Senior Term Loan of .5% would result in (i) an increase (or decrease) in pro forma interest expense of $.9 million and $.6 million for the year ended December 31, 1993, and the nine months ended September 30, 1994, respectively, and (ii) a decrease (or increase) in pro forma net income of $.2 million and $.1 million for the same respective periods. Under the terms of the ALHC Senior Term Loan, $30 million will remain available to borrow at a later date when needed to pay a portion of the Contingent Consideration or to pay to the holders of the Statesman 1988 Series Preferred Stock upon the determination of the Government Litigation. If such $30 million were outstanding during 1993 and the nine months ended September 30, 1994 (with an assumed interest rate of 7.5% during such periods), proforma interest expense would increase by $2.3 million and $1.7 million, respectively, and pro forma net income would decrease by $.4 million and $.3 million, respectively.

     (4) Amortization of goodwill calculated as of January 1, 1993, is recognized over a 40-year period on a straight-line basis.

     (5) Anticipated returns, including realized gains and losses, from the investment of policyholder balances are considered in determining the amortization of the cost of policies purchased. Amortization of cost of policies purchased is adjusted to reflect amortization related to pro forma realized gains by Statesman during the period.

     (6) Other operating costs and expenses are reduced to eliminate the merger costs incurred by Statesman during the nine months ended September 30, 1994, in connection with the Acquisition. Such amounts include, but are not limited to, compensation expense recognized upon the cash redemption by Statesman of certain unexercised stock options and stock appreciation rights.


     (7) All applicable pro forma adjustments to operations are tax effected at the appropriate rate. Additionally, for the year ended December 31, 1993, income tax expense is increased by $.8 million to reflect the effect of the increase in the corporate income tax rate to 35% from 34% on adjustments to deferred income tax liabilities resulting from pro forma adjustments.

     (8) The Statesman Minority Interest in the earnings of Statesman is recognized.

     (9) In accordance with the CCP II partnership agreement, Conseco received fees for services provided related primarily to the ALHC Senior Term Loan and the ALHC Senior Subordinated Notes and were capitalized as debt issue costs by ALHC. Accordingly, the fees resulting from these transactions are eliminated in consolidation. Minority interest, however, is adjusted to charge the Statesman Minority Interest for its portion of such fees.

    (10) After the Acquisition, investment advisory services are provided to Statesman by a subsidiary of Conseco. Statesman's historical net investment income is not reduced to reflect the advisory fees to be paid under the agreement in excess of investment expenses incurred prior to the Acquisition, since, in accordance with GAAP, such intercompany fees are eliminated in consolidation. Minority interest, however, is adjusted to charge the Statesman Minority Interest for its portion of such investment advisory fees. Net investment income is not increased to reflect any additional investment income and realized gains which may be earned as a result of services provided by the Conseco subsidiary.

    (11) All investors in the Statesman PIK Preferred Stock, other than BLH and CCP Insurance to the extent of Conseco's interest therein, have approximately a 56 percent ownership interest in such Statesman PIK Preferred Stock (the "Statesman PIK Preferred Minority Interest"). Income is reduced to reflect the dividends accrued on the Statesman PIK Preferred Stock attributable to the Statesman PIK Preferred Minority Interest.

(B)  Transactions Relating to Investment in Western National Corporation

     On February 15, 1994, WNC completed the initial public offering of 37.2 million shares of common stock, including overallotment shares purchased by the underwriters. A total of 2.3 million shares were sold by WNC and 34.9 million shares were sold by Conseco. In addition, pursuant to an employment agreement, Conseco sold .2 million shares to the President of WNC at the initial public offering price less underwriting discounts and commissions. Prior to the initial public offering, Western National Life Insurance Company ("Western") was a wholly owned subsidiary of Conseco. WNC was formed in October 1993 as a Delaware corporation to be the holding company for Western. In connection with the organization of WNC and the transfer of the stock of Western to WNC by Conseco, WNC issued 60 million shares of its common stock and a $150.0 million, 6.75 percent senior note due March 31, 1996 (the "Conseco Note") to Conseco. Such transactions are described in the Prospectus dated February 8, 1994 (the "Prospectus"), filed pursuant to Rule 424(b) with the Securities and Exchange Commission, in connection with the Registration
Statement of WNC on Form S-1 (No. 33-70022).   On February 22, 1994, WNC
completed a public offering of $150.0 million aggregate principal amount of its
7.125 percent senior notes due February 15, 2004 (the "Senior Notes"). The net proceeds from the offering of $147.5 million (after original issue discount, underwriting discount and estimated offering expenses) and certain proceeds from WNC's initial public offering of common stock were used to repay the Conseco Note.
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     The shares issued in the offering and the related transaction represent a 60 percent interest in WNC. The remaining common shares, which represent a 40 percent interest, are held by Conseco. Net pre-tax proceeds to Conseco from the repayment of the Conseco Note and the sale of WNC shares totaling $537.9 million were used to repay a $200 million senior unsecured loan and for other
general corporate purposes.   Conseco did not receive any proceeds from the
sale of 2.3 million shares by WNC.

     Adjustments to give effect to the sale of common stock of WNC by Conseco and related transactions are summarized as follows:

    (12) Equity in earnings of WNC is adjusted to reflect (i) the reduction in Conseco's ownership interest as a result of the initial public offering and (ii) WNC's interest expense on the Senior Notes.

    (13) The gain on the sale resulting from WNC's IPO and related transactions is eliminated.

    (14) Interest expense is reduced to reflect the repayment of the $200 million senior unsecured loan using the proceeds from the sales of WNC shares.

    (15) After the initial public offering by WNC, Conseco continues to own 40 percent of WNC but no longer exercises unilateral control over its activities. Accordingly, Conseco's investment in WNC is reflected under the equity method. Conseco's historical consolidated statements of operations are adjusted to reflect Conseco's investment in WNC on the equity basis from the beginning of the periods presented.

    (16) Equity in earnings of WNC is adjusted to reflect (i) the reduction in Conseco's ownership interest as a result of the initial public offering, (ii) WNC's interest expense on the Senior Notes and (iii) increased operating expenses as a result of the new insurance services agreement with Conseco and additional expenses expected to be incurred over and above historical cost levels due to the creation of a separate holding company structure with new management devoted entirely to WNC.

    (17) Fee revenue is adjusted to reflect the new insurance services agreement with WNC.

    (18) All pro forma adjustments to operations are tax affected based on the appropriate rate for the specific item.

(C)  Transactions Relating to Investment in Bankers Life Holding Corporation

     Effective October 31, 1992, Conseco Capital Partners, L.P. (the "Partnership") completed the acquisition of Bankers Life and Casualty Insurance Company ("BLC") and its subsidiary, Certified Life Insurance Company, (collectively "Bankers Life") through BLH. The acquisition was accounted for as a purchase and was reflected in the operations of Conseco from its effective date.

     On March 25, 1993, BLH completed an initial public offering of 19.6 million shares of its common stock at $22 per share. Proceeds from the offering of $405.3 million (after underwriting and issuance costs) were used by BLH to redeem all outstanding preferred stock, to retire all junior subordinated debt, to prepay a portion of the senior debt and for other corporate purposes. After the offering, Conseco owned 31 percent of the common shares of BLH. As a result of the offering, Conseco recorded a one-time gain of $59.2 million (net of tax of $40.0 million), representing Conseco's direct percentage share of the increase in BLH's shareholders' equity account attributable to the proceeds of the offering. In addition, Conseco recorded a gain of $2.2 million (net of tax of $.1 million), representing Conseco's indirect percentage share (through the Company's ownership of CCP Insurance) of CCP Insurance's percentage share of the increase in BLH's shareholders' equity account attributable to the proceeds of the offering. The Partnership was liquidated by distribution of all of its remaining assets to the partners as of March 31, 1993. The Partnership agreement provided incentive compensation to Conseco as the general partner in the form of transfers from the limited partners of a portion of their returns in excess of prescribed targeted returns. The distribution of BLH shares to the limited partners caused such targets to be exceeded, resulting in incentive compensation to Conseco of $21.9 million, net of tax of $14.7 million.

     On September 30, 1993, Conseco completed the acquisition of 13.3 million shares of common stock of BLH from I.C.H. Corporation ("ICH") for $287.6 million. The shares purchased represented 24 percent of the outstanding shares of common stock of BLH, increasing Conseco's ownership of shares of common stock of BLH to 56 percent.

     The purchase price for the shares acquired from ICH was paid by the surrender for redemption of $50.0 million stated value of ICH preferred stock owned by Conseco and the payment of $237.6 million in cash. The cash payment was funded with available cash and the net proceeds from a $200.0 million senior unsecured loan. Such loan was repaid in February 1994 by Conseco using the proceeds from the sale of WNC common stock (see (B) relating to the WNC initial public offering).

     The acquisition is accounted for on a step-basis and, accordingly, (i) the portion of BLH's net assets acquired by Conseco in the initial acquisition made by the Partnership is valued as of that acquisition date (as described in note 1 to the consolidated financial statements included in the Company's 1993 Form 10-K), (ii) the portion of BLH's net assets most recently acquired by Conseco is valued as of September 30, 1993, and (iii) the portion of BLH's net assets owned by minority interests is valued based on BLH's consolidated financial statements. The values of the assets and liabilities of BLH included in Conseco's consolidated balance sheet at September 30, 1994, as filed in the Registrant's Form 10-Q for the quarterly period ended September 30, 1994, represented the combination of the values determined by the purchase accounting described in the preceding sentence.

     The net assets of BLH acquired by Conseco were recorded under the purchase method described above. Adjustments to give effect to the initial public offering of BLH, the purchase of additional shares of common stock of BLH by Conseco and the financing and capital restructuring transactions related to these events as if such transactions occurred on January 1, 1993, are summarized as follows:

     (19) Net investment income is reduced as a result of the following transactions in conjunction with Conseco's most recent purchase of the common stock of BLH: (i) the redemption of ICH preferred stock and (ii) the use of short-term investments to fund a portion of the purchase.

     (20) As described above, the purchase of BLH is accounted for as a step acquisition. The values included in the historical consolidated statements of operations of Conseco for the nine months ended September 30, 1994, and the year ended December 31, 1993, are based on values determined at the actual purchase dates of Conseco's investments. Insurance policy income, net investment income, net trading income, net realized gains, insurance policy benefits, change in future policy benefits, interest expense on long-term debt, amortization expense, other operating costs and expenses and income tax expense are adjusted to reflect the effects of the purchase method of accounting as if Conseco's purchases of the common shares of BLH were completed on January 1, 1993.

     (21) The gain on sale of stock by BLH and the incentive earnings allocation from the Partnership which occurred concurrently with the initial public offering are assumed to have occurred prior to the period presented.

     (22) Interest expense is reduced for the effects of the debt repaid from the proceeds of the initial public offering of common stock by BLH.
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

     (23) Interest expense is recorded to reflect interest on the debt issued to partially finance the most recent purchase of common stock of BLH by Conseco. Interest expense is calculated based on an assumed rate of 5.4 percent. Interest expense also reflects the amortization of debt issuance costs.

     (24) All pro forma adjustments to operations are tax affected based on the appropriate rate for the specific item.

     (25) Minority interest is adjusted to reflect the ownership of common stock of BLH by minority interests subsequent to all of the acquisition and financing transactions related to BLH's initial public offering and the purchase of additional shares of common stock of BLH by Conseco, as if such transactions had occurred on January
          1, 1993.

(D)  Transactions Related to Investment in CCP Insurance, Inc.

     In July 1992, CCP Insurance, a holding company for the Partnership's first three acquisitions (Great American Reserve Insurance Company acquired in June 1990, Jefferson National Life Insurance Company acquired in November 1990 and Beneficial Standard Life Insurance Company acquired in April 1991), completed an initial public offering of 8.0 million shares of its common stock, with net proceeds to CCP Insurance totaling $111.2 million. The shares issued in the offering represented a 31 percent ownership interest in the common stock outstanding of CCP Insurance. After the initial public offering, the remaining ownership interest in CCP Insurance was held by Conseco and others who exchanged certain of their investments in the Partnership and its acquired subsidiaries for common stock of CCP Insurance. CCP Insurance is included in Conseco's historical financial statements on the equity basis effective July
1, 1992.

     In September 1993, CCP Insurance completed a public offering in which CCP Insurance sold 3.0 million shares of its common stock and certain shareholders sold 6.5 million shares of CCP Insurance common stock. Proceeds of approximately $80.9 million from the offering of common shares by CCP Insurance (after underwriting and issuance costs) were added to CCP Insurance's funds for general corporate purposes. CCP Insurance received no proceeds from the sale of shares by the selling shareholders. In a separate transaction, Conseco purchased 2.0 million shares of CCP Insurance common stock from the selling shareholders for $53.6 million. In addition, Conseco purchased .3 million shares of CCP Insurance common stock in open market transactions for $5.9 million during the nine months ended September 30, 1993. After these transactions, Conseco owned 40 percent of the common stock of CCP Insurance.

     The investment in CCP Insurance by Conseco has been recorded on the equity method of accounting. The excess of the carrying value of Conseco's investment in CCP Insurance over Conseco's underlying equity in CCP Insurance's net assets is amortized on the straight-line basis over a 40-year period. Adjustments to give effect to the additional purchases of CCP Insurance common stock by Conseco, as if such transactions occurred on January 1, 1993, are summarized as follows:

     (26) Net investment income is reduced as a result of the use of short-term investments to fund the additional purchases of CCP Insurance common stock.

     (27) As described above, Conseco owned 40 percent of CCP Insurance. The adjustment to equity in earnings of CCP Insurance reflects the change in Conseco's ownership in CCP Insurance as a result of the purchases of additional shares of CCP Insurance common stock by Conseco.

     (28) All pro forma adjustments to operations are tax affected based on the appropriate rate for the specific item.